

Ty Bond · 3rd

Talent Development and Human Performance Manager at
JPMorgan Chase & Co.

St Petersburg, Florida, United States · 500+ connections ·

Contact info

JPMorgan Chase & C

Miami University, Fa
School of Business

Experience



JPMorgan Chase & Co.
5 yrs 11 mos

  ○ **Performance & Education Engineer**
Mar 2016 – Present · 4 yrs 11 mos
Tampa/St. Petersburg, Florida Area

  ○ **Project Manager**
Mar 2015 – Feb 2016 · 1 yr
Jersey City, New Jersey



Operations Supervisor
McMaster-Carr
Mar 2014 – Mar 2015 · 1 yr 1 mo
Cleveland, OH



Business Risk Consultant
Deloitte

Jul 2012 – Mar 2014 · 1 yr 9 mos
Washington D.C. Metro Area



Business Risk Intern
Deloitte
Jun 2011 – Aug 2011 · 3 mos
Washington D.C. Metro Area



President
Toastmasters International
May 2010 – May 2011 · 1 yr 1 mo
Oxford, OH

Education

Miami University, Farmer School of Business
Bachelor of Science (BS), Finance & Accounting, Cum Laude
2008 – 2012
Activities and Societies: Beta Alpha Psi Honorary Fraternity Delta Sigma Pi Professional
Fraternity Pi Kappa Alpha International Fraternity Toastmasters International

Centerville High School
2004 – 2008
Activities and Societies: Business Club President, Chess Club President, 2007 & 2008 National
Runner Up in Business Professionals of America, Science Olympiad

Skills & endorsements

Public Speaking · 33

 Endorsed by **Michelle Thomas, who is highly skilled at this**

 Endorsed by **4 of Ty's colleagues at JPM Chase & Co.**

Leadership · 31

 Endorsed by **Michelle Thomas, who is highly skilled at this**

 Endorsed by **3 of Ty's colleagues at JPM Chase & Co.**

Financial Accounting · 25

 Endorsed by **4 of Ty's colleagues at Deloitte**

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Recommendations

Received (4)   Given (1)

 **Scott Regene SPS, LSS, LSE**
🔷Island & Beachfront Real Estate 🔷Private Golf Communities 🔷Coastal Investment Properties

May 8, 2013, Ty worked with Scott in the same group

I worked with Ty on an Oracle (R12) implementation in whic identified and created Federal business risk controls during accelerated time frame. Ty impressed me with his professionalism, composure and his detailed and accurate product. I believe that Ty will be successful in his car... See

 **Philip Herman - Digital Marketing (SEM, SEO, PPC)**
Owner at Frontline Digital

April 18, 2013, Philip Herman – and Ty were students together

Tyler is a hardworking, professional man that you can rely o is willing to go the extra step to assure his work is done pro and properly.

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